FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated November 10, 2005, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the third quarter ended October 1, 2005	16

Delhaize Group Reports Net Profit of EUR 89.7 million

in Third Quarter 2005

Third Quarter 2005 Results

•	Accelerating sales growth of 5.1%

•	Improved operating profit trend due to better sales

•	Net profit of EUR 89.7 million

Full Year 2005 Guidance

•	Confirmation of sales and net earnings guidance

•	Operating profit guidance of 2 to 4% growth

CEO Comments

“In the third quarter, we have seen that our initiatives to further differentiate our store concepts and improve our execution have resulted in accelerated sales and earnings momentum compared to the second quarter of 2005, particularly at Food Lion, our largest banner,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “However, expenses related to long-term strategic initiatives such as the Victory and Sweetbay conversions and higher energy price, continued to impact negatively our operating margin, and the sales performance in Belgium remained weak due to soft consumer spending.”

“In spite of continuing difficult market conditions in Belgium and higher energy prices, we believe operating profit will increase by 2 to 4% in 2005. Further, we confirm our sales and net earnings guidance of respectively 3.5 to 4.5% growth and 15 to 20% growth in 2005,” concluded Mr. Beckers.

Financial Highlights

Q3 2005 (1)				YTD 2005 (2)
Actual Results	At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
4,749.4	+5.1%	+5.0%	Net sales and other revenues	13,658.4	+1.6%	+3.7%
225.0	-0.1%	—	Operating profit	636.0	-4.8%	-2.5%
4.7%	—	—	Operating margin	4.7%	—	—
148.0	-0.1%	+0.2%	Profit before taxes and discontinued operations	414.0	-5.8%	-3.6%
91.6	-2.9%	-2.5%	Net profit from continuing operations	252.2	-11.7%	-9.6%
89.7	-1.0%	-0.6%	Net profit	247.9	+7.8%	+10.4%
0.95	-2.6%	-2.2%	Basic net earnings per share (in EUR)	2.64	+6.3%	+8.7%

(1)	The average exchange rate of the U.S. dollar against the euro increased in Q3 2005 by 0.2% compared to last year.
(2)	The average exchange rate of the U.S. dollar against the euro decreased in the first nine months of 2005 by 2.9% compared to last year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

INCOME STATEMENT

In the third quarter of 2005, net sales and other revenues of Delhaize Group increased by 5.1% to EUR 4.7 billion. Organic sales growth amounted to 2.4%, and net sales and other revenues increased at identical exchange rates by 5.0% due to:

•	the 5.1% increase of U.S. sales, supported by the stronger sales momentum at Food Lion and the acquisition of Victory in New England. Comparable store sales grew by 1.6% for the U.S. operations, a strong improvement compared with 0.2% in the second quarter of 2005;

•	the 5.0% increase of the Belgian sales, including the positive impact of the acquisition of Cash Fresh.

Delhaize Group ended the third quarter of 2005 with a sales network of 2,629 stores compared to 2,614 stores at the end of June 2005.

The gross margin increased to 25.3% of net sales and other revenues (compared to 25.0% in the third quarter of 2004) primarily due to lower inventory shrinkage at Food Lion and margin improvements at Hannaford and Delhaize Belgium.

Selling, general and administrative expenses increased to 20.8% of net sales and other revenues (compared to 20.2% in the third quarter of 2004) primarily because of expenses related to the integration of Victory into Hannaford and the conversion of Kash n’ Karry stores to Sweetbay in Florida in advance of expected sales benefits. Utility and fuel prices were higher throughout the Group, medical costs increased in the U.S., and there was a significant statutory increase in labor rates in Belgium.

Other operating expenses decreased to EUR 8.7 million, primarily due to the limited impact from hurricanes in comparison with last year, partially offset by higher store closing charges and losses on the planned disposal of fixed assets in the U.S.

The operating margin of Delhaize Group decreased by 24 basis points but remained strong at 4.7% of net sales and other revenues. The margin decrease was significantly smaller than the 70 basis point decrease encountered in the second quarter of 2005. Operating profit was even with prior year at EUR 225.0 million.

Net financial expenses were little changed at EUR 77.0 million. The effective tax rate increased from 36.3% to 38.1% due to increased state tax accruals in the U.S. and a tax assessment paid at a Dutch financial subsidiary.

Net profit from continuing operations decreased by 2.9% to EUR 91.6 million, or EUR 0.96 per basic share. The result from discontinued operations amounted to EUR -1.0 million compared to EUR -3.1 million the previous year. Discontinued operations include the Thai operations (divested since September 1, 2004), the Slovak operations (sold on June 30, 2005) and Kash n’ Karry stores closed in the first quarter of 2004.

In the third quarter of 2005, net profit decreased by 1.0% to EUR 89.7 million. Per basic share, net profit was EUR 0.95 (EUR 0.98 in the third quarter of 2004) and per diluted share EUR 0.91 (EUR 0.93 in the third quarter of 2004). At identical exchange rates, net profit would have decreased by 0.6%.

CASH FLOW STATEMENT AND BALANCE SHEET

In the third quarter of 2005, net cash provided by operating activities amounted to EUR 247.5 million. Capital expenditures increased to EUR 155.6 million (EUR 136.5 million in the third quarter of 2004) primarily due to the conversion of Victory stores, the continued Sweetbay roll-out, the market renewal program at Food Lion, more store openings and a new distribution center for fresh products in Belgium. Delhaize Group generated free cash flow of EUR 117.2 million and held EUR 691.2 million cash and cash equivalents at the end of the third quarter.

The net debt to equity ratio decreased to 85.5% at the end of September 2005 compared to 90.5% at the end of 2004. Delhaize Group’s net debt amounted to EUR 2.9 billion at the end of September 2005, an increase of EUR 322.6 million compared to EUR 2.6 billion at the end of 2004 primarily due to the strengthening of the U.S. dollar between the two balance sheet dates.

SEGMENT REPORTING

Third Quarter		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
	(in millions)	3rd Q 2005	3rd Q 2004	2005 /2004	3rd Q 2005	3rd Q 2004	3rd Q 2005	3rd Q 2004	2005 /2004
United States	USD	4,198.3	3,994.7	+5.1%	5.4%	5.6%	226.2	225.5	+0.4%
Belgium	EUR	1,001.2	953.4	+5.0%	4.2%	4.5%	42.3	43.2	-2.0%
Greece	EUR	216.0	206.7	+4.5%	1.4%	1.4%	3.1	3.0	+2.8%
Emerging Markets	EUR	96.0	90.2	+6.4%	0.9%	1.6%	0.9	1.5	-38.7%
Corporate	EUR	—	—	N/A	N/A	N/A	(6.1)	(6.9)	+11.0%

TOTAL	EUR	4,749.4	4,520.3	+5.1%	4.7%	5.0%	225.0	225.2	-0.1%

Year-to-date		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
	(in millions)	YTD 2005	YTD 2004	2005 /2004	YTD 2005	YTD 2004	YTD 2005	YTD 2004	2005 /2004
United States	USD	12,355.2	11,856.6	+4.2%	5.2%	5.5%	640.9	647.8	-1.1%
Belgium	EUR	2,926.4	2,859.4	+2.3%	4.8%	5.1%	139.3	145.5	-4.2%
Greece	EUR	653.8	630.0	+3.8%	1.4%	1.5%	9.1	9.4	-3.7%
Emerging Markets	EUR	292.7	276.8	+5.8%	0.3%	1.9%	0.9	5.4	-82.3%
Corporate	EUR	—	—	N/A	N/A	N/A	(20.9)	(20.8)	-1.3%

TOTAL	EUR	13,658.4	13,441.9	+1.6%	4.7%	5.0%	636.0	668.1	-4.8%

(1)	All sales are sales to third parties.

•	In the third quarter of 2005, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.2 billion, an increase of 5.1% over the third quarter of 2004 due to good sales at the largest banners, store openings and the Victory acquisition.

During the third quarter of 2005, comparable store sales increased by 1.6%, a considerable acceleration compared to the first half of 2005. Food Lion enjoyed improving sales momentum throughout the third quarter due to effective price, promotion and marketing initiatives, better execution in its stores, the successful re-launch of the Greensboro market in June and store closings by Winn-Dixie, a major competitor in the Southeast of the U.S. Hannaford and Sweetbay continued to perform well, and sales at Kash n’ Karry and Harveys were weak due to the competitive activity and unfavorable comparisons to periods of greater hurricane activity in 2004 in our territories.

The gross margin improved by 11 basis points, primarily due to lower inventory shrinkage at Food Lion and margin improvements at Hannaford. Selling, general and administrative expenses increased as a percentage of sales by 45 basis points due to higher utility and fuel expenses and expenses related to the integration of Victory in Hannaford and the launch of Sweetbay. Other operating expenses decreased because of the limited impact of hurricanes compared with prior year, partially offset by losses on the planned disposal of fixed assets and closed store expenses.

The operating margin of the U.S. operations amounted to 5.4% (5.6% in 2004) of net sales and other revenues. The operating profit of the U.S. business of Delhaize Group increased by 0.4% to USD 226.2 million.

In the third quarter of 2005, Delhaize Group opened 14 new supermarkets in the U.S., including four relocated stores, and closed three stores, resulting in a net increase of seven stores. In addition, three Food Lion stores were converted to the Harvey’s banner.

In June, Food Lion launched its market renewal in Greensboro, North Carolina, including 58 remodeled stores. This third market renewal had the best start since the launch of this program in 2003 with strong sales growth driven by new customers and an increase in the average sales per customer. In early October, Food Lion re-launched its second market renewal of the year, in Baltimore, Maryland. For 2006, Food Lion has identified Washington market as its next renewal. Next year, Food Lion will enter a completely new market, Greenville-Spartanburg in South Carolina.

After one year of testing and on the basis of extensive customer feedback, Food Lion has recently introduced major improvements to its Bloom stores, particularly in its fresh and specialty assortments. In September-October,

Food Lion launched three test stores under the banner Bottom Dollar, a new deep discount concept combining highly competitive prices with an offer of more than 6,500 products, including many fresh products. Customer response was very positive on both initiatives. Food Lion is evaluating the use of these two banners Bloom and Bottom Dollar together with the Food Lion and Harveys banners for its different customer segments and marketplaces.

During the third quarter, Hannaford completed the integration of the 19 acquired Victory supermarkets, with nine Victory stores converted in the third quarter to the Hannaford banner. Sales were soft in the former Victory stores due to the conversion work. In October, Hannaford launched a major marketing campaign to reinforce the Hannaford brand in the Massachusetts market.

Three Kash n’ Karry stores were converted to the Sweetbay Supermarket concept in the third quarter of 2005. At the end of September, 20 Sweetbay stores were in operation, and the sales results continued to be strong. Five additional stores will be converted or opened under the Sweetbay banner by the end of 2005. The Sarasota/Bradenton market is nearly converted, and the Tampa/St. Petersburg market will be fully converted in 2006.

•	Delhaize Belgium posted sales of EUR 1,001.2 million in the third quarter of 2005, an increase of 5.0% versus 2004 due to the contribution of Cash Fresh, acquired on May 31, 2005. During the third quarter, comparable store sales, which are adjusted for calendar effects, decreased by 1.8% because of weak consumer spending, a large number of competitive openings and adjustments in Delhaize’s non-food offering. Delhaize Belgium’s market share increased during the third quarter due to the acquisition of Cash Fresh.

The operating margin of Delhaize Belgium decreased to 4.2% of net sales and other revenues, due to weak sales, the statutory increase in labor rates and higher energy expenses. Operating profit decreased by 2.0% to EUR 42.3 million.

•	In the third quarter of 2005, sales in Greece grew 4.5% to EUR 216.0 million, supported by three new stores opened during the quarter. The operating margin of Alfa-Beta remained stable while operating profit slightly increased to EUR 3.1 million. In the third quarter of 2005, Delhaize Group took advantage of an opportunity to buy 160,703 shares of Alfa-Beta, lifting its total stake in its Greek subsidiary by 1.3 percentage point to 51.9%.

Alfa-Beta has been subject to a tax audit in Greece at Trofo and ENA for certain years before the acquisition in 2001 of these two entities by Alfa-Beta. The Company will contest the findings associated with the audit. No provision has been made at this time.

•	Sales of the Emerging Markets (Czech Republic, Romania and Indonesia) of Delhaize Group increased by 6.4% to EUR 96.0 million due to the good sales momentum in Romania and Indonesia. The operating profit of the Emerging Markets of Delhaize Group amounted to EUR 0.9 million in the third quarter.

2005 FINANCIAL OUTLOOK

On the basis of our results of the first nine months of 2005 and our expectations for the remainder of the year, Delhaize Group expects the following financial results for 2005 at identical exchange rates (1 EUR = 1.2439 USD):

•	In 2005, the sales network of Delhaize Group is expected to increase by approximately 79 stores to a total of 2,644 stores (including the acquisition of Cash Fresh and the disposal of 11 Delvita stores in Slovakia). The previous expectation was to end the year with approximately 2,667 stores.

•	As indicated previously and confirmed today, it is expected that net sales and other revenue of Delhaize Group will grow in 2005 by 3.5% to 4.5% and the comparable store sales growth of the U.S. operations of Delhaize Group in 2005 continues to be projected in the range of 0.5% to 1.0%.

•	Operating profit is expected to grow by 2 to 4% in 2005 in line with market consensus. We previously announced an expectation of growth within a mid-single digits range.

•	Net profit growth expectations have remained unchanged at the previously announced 15% to 20% range.

This earnings outlook is based on the confidence that Delhaize Group’s fourth quarter 2005 results will be supported by continued good sales at Food Lion, the positive impact of the Cash Fresh acquisition in Belgium and a better sales trend and lower expenses at the former Victory stores. The results of the last quarter of 2005 will benefit from a relatively lower base of comparison with the same period last year.

This outlook is under IFRS, to compare with the 2004 IFRS financial results indicated in the documents “Delhaize Group: Transition to IFRS - preliminary financial information”, published on May 4, 2005 and June 29, 2005 and available on Delhaize Group’s website.

Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter results during a conference call starting November 10, 2005 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 (0) 20 7019 0810 (U.K.) or + 1 773 681 5870 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of September 2005, Delhaize Group’s sales network consisted of 2,629 stores. In 2004, Delhaize Group posted EUR 17.9 billion (USD 22.2 billion) in net sales and other revenues and EUR 299.8 million (USD 372.9 million) in net profit. At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

3rd Q 2005	3rd Q 2004 (1)	(IFRS, in millions of EUR)	YTD 2005	YTD 2004 (1)
4,749.4	4,520.3	Net sales and other revenues	13,658.4	13,441.9
(3,547.1)	(3,389.0)	Cost of sales	(10,211.6)	(10,125.0)

1,202.3	1,131.3	Gross profit	3,446.8	3,316.9
25.3%	25.0%	Gross margin	25.2%	24.7%
17.6	15.6	Other operating income	52.2	50.3
(986.2)	(910.9)	Selling, general and administrative expenses	(2,840.3)	(2,683.9)
(8.7)	(10.8)	Other operating expenses	(22.7)	(15.2)

225.0	225.2	Operating profit	636.0	668.1
4.7%	5.0%	Operating margin	4.7%	5.0%
(83.9)	(81.2)	Finance costs	(240.5)	(239.2)
6.9	4.1	Income from investments	18.5	10.7

148.0	148.1	Profit before taxes and discontinued operations	414.0	439.6
(56.4)	(53.8)	Income tax expenses	(161.8)	(154.1)

91.6	94.3	Net profit from continuing operations	252.2	285.5

(1.0)	(3.1)	Result from discontinued operations, net of tax	(2.6)	(52.1)
90.6	91.2	Net profit before minority interests	249.6	233.4
(0.9)	(0.5)	Minority interests	(1.7)	(3.5)

89.7	90.7	Group share in net profit	247.9	229.9

1.2199	1.2220	Average EUR exchange rate in USD	1.2626	1.2254

(1)	A reconciliation of the third quarter 2004 net profit from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.

Earnings per Share (Unaudited)

3rd Q 2005	3rd Q 2004	(IFRS, in EUR)	YTD 2005	YTD 2004
		Net profit from continuing operations:
0.96	1.01	Basic	2.67	3.05
0.92	0.97	Diluted	2.55	2.96

		Group share in net profit:
0.95	0.98	Basic	2.64	2.49
0.91	0.93	Diluted	2.53	2.42

		Weighted average number of shares:
94,177,938	92,654,293	Basic	93,862,412	92,495,450
100,788,550	99,201,846	Diluted	100,900,533	96,627,917

94,705,062	93,161,603	Total number of shares at the end of the 3rd quarter (1)	94,705,062	93,161,603

94,178,272	92,869,403	Outstanding shares at the end of the 3rd quarter	94,178,272	92,869,403

(1)	In conjunction with stock option exercises in the third quarter of 2005, Delhaize Group issued 343,059 new shares, repurchased 203,763 shares and used 20,209 shares. Delhaize Group owned 526,790 treasury shares at the end of September 2005.

Summary Balance Sheet (Unaudited)

(IFRS, in millions of EUR)	September 30, 2005	December 31, 2004	September 30, 2004 (1)
Assets
Non-current assets	7,205.3	6,286.8	6,578.0
Goodwill	2,909.9	2,451.9	2,543.7
Other intangibles	660.2	601.4	659,9
Property, plant and equipment	3,462.3	3,039.6	3,143.4
Investment property and assets held for sale	21.6	17.8	20.1
Financial assets (incl. derivatives)	136.6	163.8	194.8
Other long-term assets	14.7	12.3	16.1
Current assets	2,624.9	2,423.8	2,656.5
Inventories	1,392.2	1,224.5	1,317.1
Receivables and other assets	502.2	512.8	504.0
Short-term financial assets	39.3	26.1	29.5
Cash and cash equivalents	691.2	660.4	805.9

Total assets	9,830.2	8,710.6	9,234.5

Liabilities
Total equity	3,440.9	2,895.5	3,054.1
Shareholders’ equity	3,400.7	2,857.0	3,021.4
Minority interests	40.2	38.5	32.7
Non-current liabilities	3,715.1	3,898.7	4,191.4
Financial liabilities (incl. derivatives)	3,126.5	3,358.2	3,600.4
Provisions and deferred taxes liabilities	551.0	513.3	565.6
Other long term liabilities	37.6	27.2	25.4
Current liabilities	2,674.2	1,916.4	1,989.0
Short term financial liabilities	671.1	69.0	122.9
Other current liabilities	2,003.1	1,847.4	1,866.1

Total equity and liabilities	9,830.2	8,710.6	9,234.5

EUR exchange rate in USD	1.2042	1.3621	1.2409

(1)	A reconciliation of third quarter 2004 shareholders’ equity from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from its Investor Relations department.

Summary Cash Flow Statement (Unaudited)

3rd Q 2005	3rd Q 2004	(IFRS, in millions of EUR)	YTD 2005	YTD 2004
		Operating activities
90.6	91.2	Net profit before minority interests	249.6	233.4
		Adjustments for
110.0	107.6	Depreciation – continuing operations	317.2	314.5
13.0	11.7	Amortization – continuing operations	38.3	35.0
0.2	0.5	Depreciation and amortization – discontinued operations	0.7	2.6
—	0.3	Impairment loss – discontinued operations	—	19.3
133.3	132.0	Income taxes, finance costs and income from investments	383.9	360.3
14.7	4.5	Other non-cash items	35.3	16.6
(35.4)	(74.8)	Changes in operating assets and liabilities (1)	(85.5)	22.7
(25.8)	(21.3)	Interests paid (1)	(180.7)	(173.3)
4.5	2.9	Interests and dividends received	18.3	6.7
(57.6)	(39.1)	Income taxes paid	(164.5)	(111.1)
247.5	215.5	Net cash provided by operating activities	612.6	726.7

		Investing activities
(4.6)	(4.8)	Net increase in investments in subsidiaries	(163.2)	(4.8)
(155.6)	(136.5)	Purchase of tangible and intangible assets (capital expenditures)	(404.5)	(313.0)
(7.6)	—	Net investment in debt securities	(11.5)	(27.1)
29.9	(6.7)	Other investing activities	44.7	(0.7)
(137.9)	(148.0)	Net cash used in investing activities	(534.5)	(345.6)

109.6	67.5	Cash flow before financing activities	78.1	381.1

		Financing activities
11.2	11.8	Proceeds from the exercise of share warrants and stock options	32.5	19.3
(10.1)	(2.7)	Purchase of treasury shares	(18.6)	(5.1)
(29.6)	—	Dividend paid (incl. dividend from subsidiaries to minority interests)	(104.5)	(95.0)
(10.2)	(7.6)	Additions to (repayments of) long-term loans (net of direct financing costs)	5.2	264.5
0.7	0.6	Escrow maturities for senior notes	10.9	8.2
(9.5)	9.2	Additions to (repayments of) short-term loans	(30.1)	(158.9)

(47.5)	11.3	Net cash provided by (used in) financing activities	(104.6)	33.0

5.2	(12.7)	Effect of foreign exchange translation differences	57.3	0.7
67.3	66.1	Net increase in cash and cash equivalents	30.8	414.8
623.9	739.8	Cash and cash equivalents at beginning of period	660.4	391.1
691.2	805.9	Cash and cash equivalents at end of period	691.2	805.9

(1)	Including a reclassification in 2004 of EUR 9.4 million for the third quarter and EUR 18.1 million YTD between interests paid and changes in operating assets and liabilities, compared with the amounts published on June 29, 2005 in the IFRS transition document.

Summary Changes in Shareholders’ Equity (Unaudited)

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005	2,857.0	38.5	2,895.5
Amortization of deferred loss on hedge	3.1		3.1
Unrealized gain (loss) on securities held for sale	0.2		0.2
Exchange differences on foreign operations	363.7		363.7

Net income recognized directly in equity	367.0		367.0
Net profit/(loss)	247.9	1.7	249.6

Total recognized income and expense for the period	614.9	1.7	616.6
Capital increases	31.8		31.8
Treasury shares purchased	(18.6)		(18.6)
Treasury shares sold upon exercise of employee stock options	3.1		3.1
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	(0.4)		(0.4)
Stock based compensation expense	20.7		20.7
Dividends declared	(105.5)		(105.5)

Balances at September 30, 2005	3,400.7	40.2	3,440.9

Total shares	94,705,062
Treasury shares	526,790
Outstanding shares	94,178,272

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2004	2,779.8	30.5	2,810.3
Amortization of deferred loss on hedge	3.2		3.2
Unrealized gain (loss) on securities held for sale	0.2		0.2
Exchange differences on foreign operations	49.0		49.0

Net income recognized directly in equity	52.4		52.4
Net profit/(loss)	229.9	3.5	233.4

Total recognized income and expense for the period	282.3	3.5	285.8
Capital increases	14.3		14.3
Treasury shares purchased	(5.1)		(5.1)
Treasury shares sold upon exercise of employee stock options	5.0		5.0
Excess tax benefit on employee stock options and restricted shares	1.0		1.0
Stock based compensation expense	18.3		18.3
Convertible bond	19.0		19.0
Dividends declared	(92.6)	(1.5)	(94.1)
Other	(0.6)	0.2	(0.4)

Balances at September 30, 2004	3,021.4	32.7	3,054.1

Total shares	93,161,603
Treasury shares	292,200
Outstanding shares	92,869,403

Supplementary Information (Unaudited)

Number of Stores (1)

	End of 3rd Q 2005	Change 3rd Q 2005	End of 2nd Q 2005	End of 2005 Planned
United States	1,542	+7	1,535	1,540
Belgium (2)	800	+3	797	807
Greece	135	+5	130	139
Czech Republic	93	-1	94	94
Romania	16	—	16	18
Indonesia	43	+1	42	46

Total	2,629	+15	2,614	2,644

(1)	Major changes in the store network in the last year were:

- the acquisition of 19 Victory supermarkets consolidated from November 26, 2004;

- the acquisition of 43 Cash Fresh stores consolidated from May 31, 2005;

- the divestiture of 36 Food Lion Thailand stores, since September 1, 2004; and

- the sale of 11 Delvita stores in Slovakia on June 30, 2005.

(2)	Including 26 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

Organic Sales Growth Reconciliation

3rd Q 2005	3rd Q 2004	% Change	(in millions of EUR)	YTD 2005	YTD 2004	% Change
4,749.4	4,520.3	+5.1%	Net sales and other revenues	13,658.4	13,441.9	+1.6%
(4.4)			Effect of exchange rates	283.1
4,745.0	4,520.3	+5.0%	Identical exchange rates growth	13,941.5	13,441.9	+3.7%
(62.1)			Victory Super Markets (1)	(196.7)
(52.3)			Cash Fresh	(71.5)
4,630.6	4,520.3	+2.4%	Organic sales growth	13,673.3	13,441.9	+1.7%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

3rd Q 2005	3rd Q 2004	(in millions of EUR)	YTD 2005	YTD 2004
247.5	215.5	Net cash provided by operating activities	612.6	726.7
(137.9)	(148.0)	Net cash used in investing activities	(534.5)	(345.6)
7.6	—	Investment in debt securities	11.5	27.1

117.2	67.5	Free cash flow (before dividend payments)	89.6	408.2

Net Debt Reconciliation

(in millions of EUR)	September 30, 2005	December 31, 2004	September 30, 2004
Non-current financial liabilities	3,118.6	3,343.1	3,590.8
Current financial liabilities	671.1	69.0	122.9
Derivative liabilities	7.9	15.1	9.6
Derivative assets	(1.7)	(6.3)	(9.2)
Investment in securities - non-current	(123.0)	(115.9)	(126.1)
Investment in securities - current	(39.1)	(24.6)	(28.9)
Cash and cash equivalents	(691.2)	(660.4)	(805.9)

Net debt	2,942.6	2,620.0	2,753.2
Net debt to equity ratio	85.5%	90.5%	90.1%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	3rd Q 2005			3rd Q 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,749.4	-4.4	4,745.0	4,520.3	+5.1%	+5.0%
Operating profit	225.0	+0.3	225.3	225.2	-0.1%	—
Net profit from continuing operations	91.6	+0.4	92.0	94.3	-2.9%	-2.5%
Basic EPS from continuing operations	0.96	+0.01	0.97	1.01	-4.8%	-4.5%
Group share in net profit	89.7	+0.4	90.1	90.7	-1.0%	-0.6%
Basic earnings per share	0.95	+0.01	0.96	0.98	-2.6%	-2.2%
Free cash flow	117.2	+0.1	117.3	67.5	+73.6%	+73.8%

(in millions of EUR, except per share amounts)	YTD 2005			YTD 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	13,658.4	+283.1	13,941.5	13,441.9	+1.6%	+3.7%
Operating profit	636.0	+15.5	651.5	668.1	-4.8%	-2.5%
Net profit from continuing operations	252.2	+5.9	258.1	285.5	-11.7%	-9.6%
Basic EPS from continuing operations	2.67	+0.06	2.73	3.05	-12.5%	-10.4%
Group share in net profit	247.9	+5.8	253.7	229.9	+7.8%	+10.4%
Basic earnings per share	2.64	+0.06	2.70	2.49	+6.3%	+8.7%
Free cash flow	89.6	+5.9	95.5	408.2	-78.0%	-76.6%

(in millions of EUR)	September 30, 2005			Dec 31, 2004	Change
Net debt	2,942.6	-262.3	2,680.3	2,620.0	+12.3%	+2.3%

FINANCIAL CALENDAR

• Press release - 2005 sales	January 19, 2006

• Press release - 2005 fourth quarter and full year results	March 15, 2006

• Press release – 2006 first quarter results	May 12, 2006

• Ordinary general meeting of shareholders	May 24, 2006

• Press release – 2006 second quarter results	August 10, 2006

• Press release – 2006 third quarter results	November 9, 2006

IFRS INFORMATION

This press release has been prepared on the basis of International Financial Reporting Standards (IFRS) recognition and measurement principles issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting. These rules are subject to ongoing review and interpretations by the IASB and IFRIC. As a result, the Group may need to review some accounting treatments used for the purpose of this publication prior to the preparation of the first complete set of IFRS financial statements for the year ended December 31, 2005.

More information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS was made available on May 4, 2005 and June 29, 2005, in the documents “Delhaize Group: Transition to IFRS - preliminary financial information”, to be found on Delhaize Group’s website. These documents include a reconciliation of the quarterly results of 2004 from Belgian GAAP to IFRS.

REPORT OF THE STATUTORY AUDITOR

Deloitte has conducted a limited review of the interim consolidated financial information as at September 30, 2005. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the interim consolidated financial information.

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit.

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions.

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property and gains on sale of fixed assets.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Third Quarter Ended October 1, 2005

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 39 Weeks ended October 1, 2005 and October 2, 2004

(Dollars in millions)

	13 Weeks October 1, 2005	13 Weeks October 2, 2004	39 Weeks October 1, 2005	39 Weeks October 2, 2004
	(A)	(B)	(C)	(D)	A%	B%	C%	D%
Net sales and other revenues	$4,197.7	$3,988.6	$12,350.3	$11,836.0	100.00	100.00	100.00	100.00
Cost of goods sold	3,061.7	2,919.5	9,013.3	8,694.5	72.94	73.19	72.98	73.45
Selling and administrative expenses	909.0	843.5	2,697.0	2,485.1	21.65	21.15	21.84	21.00

Operating income	227.0	225.6	640.0	656.4	5.41	5.66	5.18	5.55
Interest expense	80.8	79.8	243.1	241.1	1.93	2.00	1.97	2.04

Income from continuing operations before income taxes	146.2	145.8	396.9	415.3	3.48	3.66	3.21	3.51
Provision for income taxes	61.0	57.5	167.6	160.7	1.45	1.44	1.36	1.35

Income from continuing operations	85.2	88.3	229.3	254.6	2.03	2.22	1.85	2.16
(Income) Loss from discontinued operations, net of tax	1.9	1.0	6.7	57.5	0.05	0.03	0.05	0.49

Net income	$83.3	$87.3	$222.6	$197.1	1.98	2.19	1.80	1.67

Notes:

Costs of goods sold and selling and adminstrative expenses for the 13 weeks ended October 1, 2005 includes $0.3 million (0.01% of sales) and $0.8 million (0.02% of sales), respectively, in costs associated with the storms in the third quarter of fiscal 2005.

Costs of goods sold and selling and adminstrative expenses for the 13 weeks ended October 2, 2004 includes $5.4 million (0.14% of sales) and $5.3 million (0.13% of sales), respectively, in costs associated with the five named storms in the third quarter of fiscal 2004.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of October 1, 2005 and January 1, 2005

(Dollars in millions)	October 1, 2005	January 1, 2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$679.5	$500.0
Receivables, net	113.6	120.6
Receivable from affiliate	13.6	17.4
Inventories	1,198.0	1,147.9
Prepaid expenses	47.5	36.6
Deferred tax asset	8.5	—
Other assets	26.2	26.3

Total current assets	2,086.9	1,848.8

Property and equipment, net	3,006.2	2,917.3
Goodwill	3,062.9	3,049.6
Other intangibles, net	774.5	802.7
Reinsurance recoverable from affiliate	144.9	136.8
Other assets	98.2	173.3

Total assets	$9,173.6	$8,928.5

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$727.9	665.1
Dividend payable	—	25.0
Payable to affiliate	2.2	0.9
Accrued expenses	340.1	256.0
Capital lease obligations - current	43.1	40.6
Long term debt- current	580.8	12.3
Other liabilities - current	145.3	151.2
Deferred income taxes	—	3.4
Income taxes payable	85.4	51.5

Total current liabilities	1,924.8	1,206.0

Long-term debt	2,281.7	2,866.2
Capital lease obligations	727.1	722.1
Deferred income taxes	227.0	250.3
Other liabilities	323.0	314.9

Total liabilities	5,483.6	5,359.5

Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(51.2)	(55.2)
Additional paid-in capital	2,513.4	2,491.5
Retained earnings	1,027.0	931.9

Total shareholders’ equity	3,690.0	3,569.0

Total liabilities and shareholders’ equity	$9,173.6	$8,928.5

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	39 Weeks 10/1/2005	39 Weeks 10/2/2004
Cash flows from operating activities

Net income	$222.6	$197.1

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loss on disposal of discontinued operations	—	72.8
Depreciation and amortization	356.1	344.5
Depreciation and amortization - discontinued operations	0.1	1.4
Amortization of debt fees/costs	1.6	1.5
Amortization of debt premium	1.1	1.1
Amortization of deferred loss on derivative	6.3	6.3
Transfer from escrow to fund interest, net of accretion	1.8	2.2
Accrued interest on interest rate swap	1.0	(2.0)
Net loss on disposals of property and capital lease terminations	8.8	3.7
Stock compensation expense	21.8	5.3
Deferred income tax (benefit) provision	(38.7)	13.3
Other	0.4	0.2
Changes in operating assets and liabilities which provided (used) cash :
Receivables	6.7	9.9
Net receivable from affiliate	5.1	(0.5)
Inventories	(50.1)	49.0
Prepaid expenses	(10.9)	(7.0)
Other assets	(1.9)	5.6
Accounts payable	41.1	(21.9)
Accrued expenses	82.1	70.1
Income taxes payable	45.7	8.2
Excess tax benefits related to stock options	(9.2)	—
Other liabilities	(10.1)	(33.8)

Total adjustments	458.8	529.9

Net cash provided by operating activities	681.4	727.0

Cash flows from investing activities
Capital expenditures	(382.7)	(260.4)
Proceeds from sale of property	7.9	16.0
Other investment activity	56.3	(27.6)

Net cash used in investing activities	(318.5)	(272.0)

Cash flows from financing activities
Proceeds from long-term debt	3.1	0.3
Principal payments on long-term debt	(13.2)	(10.2)
Principal payments under capital lease obligations	(32.1)	(26.4)
Dividends paid	(125.3)	—
Transfer from escrow to fund long-term debt	11.8	7.8
Parent common stock purchased	(40.8)	(20.9)
Proceeds from stock options exercised	3.9	6.1
Excess tax benefits related to stock options	9.2	—

Net cash used in financing activities	(183.4)	(43.3)

Net increase in cash and cash equivalents	179.5	411.7

Cash and cash equivalents at beginning of year	500.0	313.6

Cash and cash equivalents at end of period	$679.5	$725.3

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	$41.7	$16.9
Capitalized lease obligations terminated for store properties and equipment	2.0	0.5
Change in reinsurance recoverable and other liabilities	8.1	2.6
Reduction of tax payable and goodwill for tax adjustment	0.5	1.9
Construction in progress accruals	21.8	—

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Third Quarter ended		Year to Date
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
FREE CASH FLOW RECONCILIATION (Dollars in millions):

Net cash provided by operating activities	$259.7	$248.2	$681.4	$727.0
Net cash used in investing activities	(102.1)	(135.9)	(318.5)	(272.0)

Free cash flow	$157.6	$112.3	$362.9	$455.0

NET DEBT RECONCILIATION (Dollars in millions):

Long-term debt			$2,281.7	$2,920.6
Capital lease obligations			727.1	672.1
Long-term debt current			580.8	17.2
Capital lease obligations -current			43.1	37.5
Cash and cash equivalents			(679.5)	(725.3)
Escrow funding for Senior Notes			(59.2)	(74.3)

Net debt			$2,894.0	$2,847.8

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	14	11	32	33
Stores acquired	0	0	0	0
Stores closed	7	10	13	54
Stores renovated	13	50	89	57

Total stores			1542	1494

Capital expenditures (dollars in millions)	$144.5	$117.3	$382.7	$260.4
Total square footage (in millions)			57.0	54.9
Square footage increase			4%	2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 14, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President